Exhibit 35

                       [LETTERHEAD OF ASARCO INCORPORATED]

                               October 15, 1999

 Douglas C. Yearley
 Phelps Dodge Corporation
 2600 North Central Avenue
 Phoenix, Arizona  85004-3014

                   Re:  Phelps Dodge/ASARCO Merger Agreement

 Dear Doug:

           Reference is made to the Agreement and Plan of Merger, dated as of October 5, 1999 (the "Merger Agreement") among Phelps Dodge Corporation ("Phelps Dodge"), AAV Corporation and ASARCO Incorporated ("ASARCO").

           Pursuant to Section 5.9(b) of the Merger Agreement, you are hereby advised that the Board of Directors of ASARCO met on October 15, 1999 to consider the revised proposal from Grupo Mexico, the terms and conditions of which are set forth in the attached letter and accompanying proposed form of merger agreement. At the meeting the ASARCO Board of Directors considered, together with advice from its financial and legal advisors, (i) the terms of Grupo Mexico's revised proposal, (ii) ASARCO's rights and obligations under the Merger Agreement and (iii) its fiduciary duties to stockholders of ASARCO under applicable law. In accordance with the terms of the Merger Agreement, the Board of Directors determined in good faith, after consultation with its legal and financial advisors, that, unless circumstances change, it was necessary in order to comply with its fiduciary duties under applicable law to terminate the Merger Agreement.

           Accordingly, you are hereby advised that ASARCO is prepared to accept the revised Grupo Mexico proposal and that ASARCO intends to terminate the Merger Agreement, in accordance with its terms, at or after 9:00 A.M. on Saturday, October 23, 1999.

                               Sincerely,

                               /s/ Francis R. McAllister

                               Francis R. McAllister

 cc:  David W. Heleniak
         Shearman & Sterling

      Michael W. Blair
        Debevoise & Plimpton